

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2010

Via U.S. Mail and Facsimile, 509-427-5422

Marvin S. Hausman, M.D.
Chief Executive Officer
Total Nutraceutical Solutions, Inc.
P.O. Box 910
Stevenson, Washington 98648

> **RE:** **Total Nutraceutical Solutions, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Supplemental Response provided on October 4, 2010**
> **File No. 000-52864**

Dear Dr. Hausman:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to prior comment one in our letter dated September 21, 2010. Please file the term sheet you reference in your response with your amended Form

10-K for the fiscal year ended December 31, 2009 as an exhibit to the filing. Please refer to Item 601(b)(10)(iii) of Regulation S-K.

*　　*　　*　　*

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, or Robert Bartelmes, Senior Financial Analyst, at (202) 551-3810 with any questions.

Sincerely,

/s/ Robert Bartelmes for
Larry Spirgel
Assistant Director